K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

MARK R. GREER
312.807.4393
mark.greer@klgates.com
Direct Fax: 312.827.8010

April 29, 2015

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to comments you conveyed on March 30, 2015, regarding post-effective amendment no. 473 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 474 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”), and which is being made to register a new series of the Trust designated as the PowerShares Europe Currency Hedged Low Volatility Portfolio (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 474, filed on February 13, 2015.

Pursuant to your request, all missing data and information from the February 13th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 474.

Prospectus

1.	Comment:	Page 4: Please disclose the risk that, as an index fund, the fund may not use any defensive strategies, not just ones involving money market funds, even though the markets may be experiencing a downturn.

	Response:	We note that in the section “Principal Investment Strategies,” the Fund already includes disclosure that it will not employ temporary defensive strategies. That disclosure states: “Because the Fund uses an “indexing” approach to try to achieve its investment objective, the Fund will not take temporary defensive positions during periods of adverse market, economic or other conditions.” Such disclosure is intended to affirmatively warn investors that the Fund cannot use such an option in attempting to achieve its investment objective, as set forth in Instruction 6 to Item 9(b) of Form N-1A.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

March 31, 2015

In addition, we note that the Fund also includes risk disclosure in its summary prospectus describing the risks inherent to index funds – namely, that the Fund will not employ a defensive strategy, even if the market experiences a downturn. That disclosure states:

“Index Risk. Unlike many investment companies, the Fund does not utilize an investing strategy that seeks returns in excess of its Underlying Index. Therefore, the Fund would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that security generally is underperforming.

We believe that the disclosure sufficiently describes the risks of an index fund; in particular, it states that the Fund will keep underperforming securities in its portfolio regardless of the market events. We also believe that the disclosure is responsive to the requirements of Items 9(b) and (c) of N-1A. As a result, the Fund respectfully declines to amend the risk disclosure.

2.	Comment:	Page 4: Because the Fund will be investing entirely in common stocks, and because, for the most part, the subsection “Equity Risk” is focused on the risks of investing in common stocks, should the title of the section indicate specifically the kinds of equity investments the fund will be making - “common stock risks”?

	Response:	The Fund notes that much of the existing disclosure under the subsection “Equity Risk” is tailored to specifically address the risks related to common stock. However, the risks applicable to common stock also may be applied to equity securities more generally. Given that the Fund may invest in other equity securities outside the index with the remaining 10% of its total assets, we believe it beneficial to investors to include risks relating to a wider range of equity securities. Moreover, we note the desire for the Fund to maintain disclosure on equity risks consistent with those of other series within the Trust, which include similar disclosure regarding equity securities.

3.	Comment:	Page 4: There should be a mention of specific risks posed by mid-cap stocks given that the strategy disclosure indicates the Fund may invest in those types of securities.

	Response:	In response to the staff’s comment, the Fund has included a new subheading under the section “Principal Risks of Investing in the Fund” to describe the risks of investing in small- and mid-capitalization securities. The additional disclosure is as follows:

“Small- and Mid-Capitalization Company Risk. Investing in securities of small- and mid-capitalization companies involves greater risk than customarily is associated with investing in larger, more established companies. These companies’ securities may be more volatile and less liquid than those of more established companies. These securities may have returns that vary, sometimes significantly, from the overall securities market. Often small- and mid-capitalization companies and the industries in which they focus are still evolving and, as a result, they may be more sensitive to changing market conditions.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

March 31, 2015

4.	Comment:	Page 5: We suggest that, given the Fund’s strategy, the “Investing in the European Union Risk” should be the first risk described in the Fund’s summary section.

	Response:	We have revised the list of risks set forth under the section “Principal Risks of Investing in the Fund” pursuant to the Staff’s request, so that the “Investing in the European Union Risk” is the first risk described.

5.	Comment:	Page 5: Please explain how an index fund will experience issuer-specific changes.

	Response:	By seeking to track the returns of an index, the Fund, as an index fund generally, has little control over the number of positions, or the weight of those positions, in its portfolio, as those investment choices are determined by the index provider’s methodology. As a result, by investing in the component securities of the underlying index, the Fund may have far fewer holdings than a conventional mutual fund, or it may be concentrated more heavily in securities of a certain issuer or issuers. As a result, a change in the value of one security may have a greater adverse effect on the returns of the index Fund than it would if the Fund were a traditional actively managed mutual fund.

6.	Comment:	Page 6: The disclosure on the Fund’s use of a temporary defensive strategy should be disclosed as a risk in the risk summary.

	Response:	The Fund respectfully declines to make such a change, for the reasons set forth in response to comment no. 1, above.

7.	Comment:	Page 10: The disclosure under the section “Tax-Advantaged Structure of ETFs” states that “the Shares’ in-kind redemption mechanism generally will not lead to such taxable events for the Fund or its ongoing shareholders.” The term “ongoing shareholders” is a bit vague. It is the fact that the Fund only executes in-kind redemptions with the Authorized Participants that avoids the necessity for the Fund to sell securities to pay cash redemptions.

	Response:	The Fund’s existing disclosure already reflects the Staff’s comment by stating: “In a conventional mutual fund, redemptions can have an adverse tax impact on taxable shareholders because of the mutual fund’s need to sell portfolio securities to obtain cash to meet fund redemptions.” The disclosure is intended to explain to shareholders that, were the Fund a traditional mutual fund that would generate taxable gains by selling its securities for cash, such gains would be distributed to shareholders of the Fund at the time of such distribution. To avoid any confusion, we have deleted the term “ongoing” from the disclosure.

8.	Comment:	Page 11: If the expenses incurred indirectly by the Fund as a result of its investments in “other investment companies,” including temporary cash transfers to money market funds, exceed 0.01% (one basis point) of average net assets, please add the line item, “Acquired Fund Fees and Expenses,” to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 3(f) to Item 3 of Form N-1A.

	Response:	Although the Fund may invest in other mutual funds, including money market funds, it currently does not expect to do so to a level that requires separate disclosure of a line item for such expenses in its fee table. If the Fund were to invest in other mutual funds in an amount, such that Acquired Fund Fees and Expenses that the Fund incurred would exceed the de minimis amount set

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

March 31, 2015

forth in Instruction 3(f)(i) to Item 3 of Form N-1A, the Fund will disclose those Acquired Fund Fees and Expenses in the expense table in the summary section of the Prospectus in accordance with the requirements of Form N-1A.

Similarly, the Fund does not expect to incur any Acquired Fund Fees and Expenses, even less than 1 basis point. However, we hereby confirm that should the Fund incur such Acquired Fund Fees and Expenses in an amount less than 1 basis point, it will include that amount in its calculation of “Other Expenses” for the Fund’s fee table, pursuant to the instructions of Item 3 of Form N-1A.

Statement of Additional Information

9.	Comment:	Page 2: With regard to Fundamental Investment Restriction No. 4, we note that, although repurchase agreements are loans by the Fund and the staff has taken the position that, with respect to loans of portfolio securities, a fund should not have on loan at any time more than 1/3 of its total assets (Salomon Brothers (May 4, 1975) and The Brinson Funds (November 25, 1997)), the staff has not taken this position with respect to repurchase agreements.

	Response:	The Fund acknowledges that, unlike with loans of portfolio securities, the Staff has not yet taken a position that repurchase agreements are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act. However, the Fund considers its investment policy to be responsive to the requirements of Form N-1A and notes its interest in keeping its fundamental policies consistent with those of other series within the Trust, which include similar disclosure regarding repurchase agreements.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,
/s/ Mark Greer
Mark Greer, Esq.

Copy:	Anna Paglia, Esq.
Eric Purple, Esq.
Adam Henkel, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

April 29, 2015

BY EDGAR

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust